UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File No: 001-12822
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BEAZER HOMES USA, INC. 401(k) PLAN
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Beazer Homes USA, Inc.
1000 Abernathy Rd
Suite 1200
Atlanta, Georgia 30328

REQUIRED INFORMATION
The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2010 and 2009, and the supplemental schedule as of December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan’s financial statements in registration statements on Form S-8 and Form S-3 under the Securities Act of 1933 is attached hereto as Appendix 2.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN
By:

/s/ Jennifer P. Jones	June 24, 2011
Jennifer P. Jones
Plan Administrator Beazer Homes USA, Inc.

/s/ Kenneth F. Khoury	June 24, 2011
Kenneth F. Khoury
Executive Vice-President and General Counsel Beazer Homes USA, Inc.

APPENDIX 1
Beazer Homes USA, Inc.
401(k) Plan
Financial Statements as of and for the Years Ended December 31,
2010 and 2009, Supplemental Schedule as of December 31, 2010
and Report of Independent Registered Public Accounting Firm

Beazer Homes USA, Inc.
401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants in and Plan Administrator of
Beazer Homes USA, Inc. 401(k) Plan
Atlanta, Georgia
We have audited the accompanying statements of net assets available for benefits of Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 24, 2011

Beazer Homes USA, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Participant directed investments, at fair value	$69,972,410	$66,956,614

Receivables:
Participant loans	1,017,860	1,105,234
Other	144	155,794

Net assets available for benefits, at fair value	70,990,414	68,217,642

Adjustment from fair value to contract value for fully-benefit-responsive Stable Value Fund	(81,535)	223,287

Net assets available for benefits	$70,908,879	$68,440,929

Beazer Homes USA, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Contributions:
Participants	$4,131,286	$3,892,303
Employer	1,424,350	1,193,433
Rollovers	266,731	111,311

Total contributions	5,822,367	5,197,047

Investment income:
Interest and dividends	1,429,113	1,375,136
Net appreciation in fair value of investments	6,739,834	12,224,796

Net investment income	8,168,947	13,599,932

Distributions to participants	(11,497,048)	(14,789,979)
Administrative expenses	(26,316)	(12,856)

Net increase in net assets available for benefits	2,467,950	3,994,144

Net assets available for benefits:
Beginning of year	68,440,929	64,446,785

End of year	$70,908,879	$68,440,929

See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility — All employees who have attained 21 years of age are automatically enrolled in the Plan at a contribution rate of 4% of his/her pretax eligible earnings on the first day of the month following the completion of 30 days of service. If an employee does not make an election, these contributions are initially invested in an age-based target retirement date investment fund. An employee has the option to change his/her contribution rate at any time which changes are effective on the first day of the following month and investment election(s) at any time which changes are effective as soon as administratively feasible.
Contributions — Contributions to the Plan are comprised of salary deferral contributions by Plan participants, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Non-highly compensated employees may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to the annual dollar Internal Revenue Service (“IRS”) limits. There is an administrative limit on the salary deferral contributions of highly compensated employees equal to 8% of annual compensation on a pre-tax basis, up to the annual dollar IRS limits. In addition, the Company’s matching contributions are discretionary, but the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees. The Company did make such matching contributions for the years ended December 31, 2010 and 2009.
The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not make any additional discretionary contributions for the years ended December 31, 2010 or 2009.
Participant Accounts — Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses and administrative expenses, as applicable. The benefit to which a participant is entitled is the vested balance in his or her account.

Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.
Each participant may direct the investment of his or her account to the various investment options offered by the Plan, which includes a Company stock fund (see Note 6).
Vesting of Benefits — Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested
Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%
Amounts forfeited upon termination are used to reduce future Company contributions. At December 31, 2010 and 2009, forfeited non-vested accounts available to reduce future Company contributions totaled approximately $5,000 and $55,000, respectively. During the years ended December 31, 2010 and 2009 the Company’s contributions were reduced by approximately $271,000 and $393,000, respectively, for forfeitures.
The participant salary deferral contributions are fully vested and non-forfeitable at all times.
Distributions — Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary may receive his or her vested interest in the Plan in the form of a lump-sum payment.
Participant Loans — A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, equal to the prime rate at the beginning of the month in which the loan is made plus 1% (4.25% at December 31, 2010 and 2009, respectively). The loan balance is collateralized by the participant’s account. Upon retirement or termination of the participant’s employment, distributions from a participant’s account are made net of the outstanding loan balance. The loans are repaid through salary withholdings over periods generally ranging from one to five years except that the repayment period for loans made for the purchase of a home may range from one to ten years. These periods may be extended for leaves of absences due to military duty or disability.
Payment of Benefits — On termination of service, a participant with a vested balance greater than $1,000 in the plan may 1) elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account or 2) elect to leave his or her investments in the Plan until such time as the participant elects to receive such funds or the participant’s death.
Administrative Expenses — Administrative costs and expenses are generally paid by the Company, with the exception of miscellaneous charges for loans and distributions.
2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition — The Fidelity Managed Income Portfolio Fund is a stable value fund established under the Declaration of Trust for the Fidelity Group Trust for Employee Benefit Plans (the “Stable Value Fund” or “Fund”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Stable Value Fund will be able to maintain this value.
The Stable Value Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities and enters into “wrapper” contracts issued by third parties. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. Wrap contracts are not transferable, have no trading market and there are a limited number of wrap issuers. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations which may be affected by future economic and regulatory developments.
Investments, other than investments in the Stable Value Fund, are stated at fair value based on quoted market prices in an active market. The Stable Value Fund is stated at fair value as determined by the issuer of the Stable Value Fund based on the fair value of the underlying investments and then adjusted to contract value as described above. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period.

In accordance with Accounting Standards Codification (“ASC”) No. 946-210-45-9-19 Fully Benefit Responsive Investment Contracts, the Stable Value Fund is included at fair value in participant-directed investments in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
As of December 31, 2009, the Plan adopted, on a prospective basis, Accounting Standards Update (“ASU”) No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 expands the required disclosures for certain investments with a reported NAV. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The adoption of ASU No. 2009-12 did not have a material impact on the fair value determination and disclosure of applicable investments and had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefit payments are recorded upon distribution.
New Accounting Standards — In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.
3. Investments
The following table presents the investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	2010		2009
	Shares	Amount	Shares	Amount
Fidelity Managed Income Portfolio	9,946,648	$10,028,184	12,231,485	$12,007,759
Fidelity Contrafund	126,929	$8,596,910	147,292	$8,584,202
Fidelity International Discovery Fund	189,785	$6,270,498	219,563	$6,663,735
PIMCO Total Return Fund	508,837	$5,520,876	452,209	$4,883,856
Spartan U.S. Equity Index Fund	94,889	$4,220,650	99,827	$3,936,190
American Beacon Large Cap Value Fund	227,259	$4,211,111	230,305	$3,781,607
Morgan Stanley Mid Cap Growth Fund	115,577	$4,183,904	**	**
Fidelity Balanced Fund	216,878	$3,953,694	222,688	$3,643,174

**	Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2009.

Net appreciation (depreciation) in fair value of investments, including realized and unrealized gains and losses on investments, for the years ended December 31, 2010 and 2009 is comprised of the following:

	2010	2009
Beazer Homes USA, Inc. Company Stock Fund	$169,927	$1,367,978
Stock Purchase Money Market Account	25	34
Fidelity Managed Income Portfolio	9,189	7,247
PIMCO Total Return Fund	(23,261)	296,514
PIMCO Real Return Bond Advantage Fund	5,657	(1,775)
Morgan Stanley Mid Cap Growth	1,016,273	1,263,447
American Beacon Large Cap Value Fund	465,758	785,351
Goldman Sachs Mid Cap Value Fund	499,147	526,970
Allianz NFJ Small Cap Value Fund	313,538	248,414
Columbia Acorn Fund	405,979	676,594
Spartan U.S. Equity Index Fund	480,265	732,725
Fidelity Contrafund	1,217,006	1,872,582
Fidelity Balanced Fund	405,890	806,911
Fidelity International Discovery Fund	486,583	1,428,683
Fidelity Freedom Income Fund	17,263	38,634
Fidelity Freedom 2000 Fund	—	54
Fidelity Freedom 2005 Fund	4,509	7,346
Fidelity Freedom 2010 Fund	17,877	20,269
Fidelity Freedom 2015 Fund	101,464	191,609
Fidelity Freedom 2020 Fund	155,265	200,047
Fidelity Freedom 2025 Fund	318,188	509,034
Fidelity Freedom 2030 Fund	136,724	267,177
Fidelity Freedom 2035 Fund	139,479	226,517
Fidelity Freedom 2040 Fund	295,830	485,125
Fidelity Freedom 2045 Fund	80,938	99,030
Fidelity Freedom 2050 Fund	19,145	19,904
Self Managed Accounts	1,176	148,375

Total	$6,739,834	$12,224,796

4. Fair Value Measurements
On January 1, 2008, the Plan adopted ASC 820 “Fair Value Measurements and Disclosures,” which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
As required by ASC 820, the Plan’s assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan held no Level 3 assets as of December 31, 2010 or 2009. The following table sets forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2010 and 2009:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds	$57,739,502	$—	$—	$57,739,502
Employer Securities	1,668,808	—	—	1,668,808
Self-Managed Accounts	535,916	—	—	535,916
Stable Value Fund	—	10,028,184	—	10,028,184

Total investment assets at fair value	$59,944,226	$10,028,184	$—	$69,972,410

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds	$52,433,897	$—	$—	$52,433,897
Employer Securities	1,908,095	—	—	1,908,095
Self-Managed Accounts	606,425	—	—	606,425
Stable Value Fund	—	12,008,197	—	12,008,197

Total investment assets at fair value	$54,948,417	$12,008,197	$—	$66,956,614

The fair value measurement at December 31, 2009 previously included loans to participants as level 2 investments. The above presentation of the 2009 information excludes loans to participants as prescribed by ASU 2010-25 that became effective for the plan in 2010 and is required to be applied retrospectively.
5. Federal Income Tax Status
Through February 24, 2010, the Plan used a prototype plan. Fidelity received an opinion letter from the IRS dated January 30, 2006, which stated that the prototype document satisfied the applicable provisions of the Internal Revenue Code (“IRC”). Effective February 25, 2010, the Plan adopted a Volume Submitter Defined Contribution Plan (“Volume Submitter Plan”) which received a favorable opinion letter from the IRS dated March 31, 2008. This opinion letter stated that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt as of December 31, 2010. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6. Exempt Party-In-Interest Transactions
Party-in-interest investments held by the Plan included 309,505 shares and 394,120 shares of Beazer Homes USA, Inc. common stock at December 31, 2010 and 2009, with a fair value of approximately $1,669,000 and $1,908,000, respectively. There were no dividends earned on Beazer Homes USA, Inc. common stock for the years ended December 31, 2010 and 2009.
Investments in the Plan’s Beazer Homes USA, Inc. common stock fund were suspended effective December 7, 2007. Accordingly, a blackout period went into effect under the Plan during which Plan participants are unable to direct investments into the Beazer Homes USA, Inc. common stock fund. This blackout period began on December 7, 2007 at 4:00 p.m., Eastern Standard Time, and was made permanent by the Company’s Compensation Committee on August 6, 2009.
Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. Litigation
On April 30, 2007, a putative class action complaint was filed on behalf of a purported class consisting of present and former participants and beneficiaries of the Beazer Homes USA, Inc. 401(k) Plan against Beazer Homes USA, Inc. and certain employees and directors of the Company. The complaint alleges breach of fiduciary duties, including those set forth in the Employee Retirement Income Security Act (ERISA), as a result of the investment of retirement monies held by the 401(k) Plan in common stock of Beazer Homes at a time when participants were allegedly not provided timely, accurate and complete information concerning Beazer Homes. Four additional lawsuits were filed subsequently making similar allegations and the court consolidated these five lawsuits. The parties reached a settlement which was largely funded by insurance proceeds. Under the terms of the settlement, the lawsuit was dismissed with prejudice and there was a release of all claims. The court approved the settlement and entered a final order of dismissal on November 15, 2010. The Plan was not a party to these matters.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements, at contract value	$70,908,879	$68,440,929
Adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	81,535	(223,287)

Net assets available for benefits per the financial statements, at fair value	70,990,414	68,217,642
Deemed distributions	(14,500)	(14,528)

Net assets available for benefits per Form 5500, at fair value	$70,975,914	$68,203,114

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009, to the Form 5500:

	2010	2009
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$2,467,950	$3,994,144
Change in adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	304,822	529,333
Change in deemed distributions	28	7,219

Net income per Form 5500	$2,772,800	$4,530,696

10. Department of Labor Audit
In July 2010, the U.S. Department of Labor (“DOL”) completed a limited review of the Plan’s records for the years ended December 31, 2007, 2006 and 2005. There were no actions taken by the DOL as a result of this review.
11. Subsequent Events
In accordance with ASC 855, the Company evaluated subsequent events through the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public
Accounting Firm)

Beazer Homes USA, Inc. 401(k) Plan
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,		Current
(a)	Lessor, or Similary Party	Collateral, Par, or Maturity Value	Cost	Value
		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock, 309,505 shares	**	$1,668,230
*	Fidelity	Stock Purchase Money Market Account	**	578

		Beazer Homes USA, Inc. Stock Fund		1,668,808

		STABLE VALUE FUND:
*	Fidelity	Fidelity Managed Income Portfolio, 9,946,209 shares	**	10,027,745
*	Fidelity	Fidelity Retirement Money Market, 439 shares	**	439

		REGISTERED INVESTMENT COMPANIES:
	PIMCO Advisors	PIMCO Total Return Fund, 508,837 shares	**	5,520,876
	PIMCO Advisors	PIMCO Real Return Bond Advantage Fund, 36,951 shares	**	419,762
	Morgan Stanley	Morgan Stanley Mid Cap Grrowth, 115,577 shares	**	4,183,904
	American Beacon	American Beacon Large Cap Value Fund, 227,259 shares	**	4,211,111
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 70,499 shares	**	2,548,541
	Allianz	Allianz NFJ Small Cap Value Fund, 58,827 shares	**	1,675,967
	Columbia Funds	Columbia Acorn Fund, 86,110 shares	**	2,517,860
*	Fidelity	Spartan U.S. Equity Index Fund, 94,889 shares	**	4,220,650
*	Fidelity	Fidelity Contrafund, 126,929 shares	**	8,596,910
*	Fidelity	Fidelity Balanced Fund, 216,878 shares	**	3,953,694
*	Fidelity	Fidelity International Discovery Fund, 189,785 shares	**	6,270,498
*	Fidelity	Fidelity Freedom Income Fund, 36,203 shares	**	408,370
*	Fidelity	Fidelity Freedom 2005 Fund, 5,165 shares	**	55,838
*	Fidelity	Fidelity Freedom 2010 Fund, 17,265 shares	**	234,634
*	Fidelity	Fidelity Freedom 2015 Fund, 109,315 shares	**	1,239,631
*	Fidelity	Fidelity Freedom 2020 Fund, 134,403 shares	**	1,853,412
*	Fidelity	Fidelity Freedom 2025 Fund, 293,355 shares	**	3,379,450
*	Fidelity	Fidelity Freedom 2030 Fund, 104,329 shares	**	1,436,606
*	Fidelity	Fidelity Freedom 2035 Fund, 127,219 shares	**	1,459,205
*	Fidelity	Fidelity Freedom 2040 Fund, 323,212 shares	**	2,588,926
*	Fidelity	Fidelity Freedom 2045 Fund, 82,512 shares	**	783,042
*	Fidelity	Fidelity Freedom 2050 Fund, 19,255 shares	**	180,615

		OTHER:
*	Various	Self Managed Accounts	**	535,916

		TOTAL INVESTMENTS		$69,972,410

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 4.25% to 10.5%, and various maturity dates through October 2020	**	$1,017,860

*	Party In Interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-168794 on Form S-8 and Registration Statement No. 333-172483 on Form S-3 of our report dated June 24, 2011, relating to the financial statements and financial statement schedules of Beazer Homes USA, Inc. 401(k) Plan appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2010.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 24, 2011